UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. 2)
National Holdings Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
636375107
(CUSIP Number)
January 13, 2012
(Date of Event Which Requires Filing of this Statement)
Steven Sugarman Managing Member COR Capital LLC 233 Wilshire Boulevard, Suite 830 Santa Monica, California 90401 (310) 526-8400
with a copy to: Hughes Hubbard & Reed LLP One Battery Park Plaza New York, NY 10004 Telephone: (212) 837-6000 Attn: Gary J. Simon
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐ .

1	NAME OF REPORTING PERSONS COR Securities Holdings Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 45-2884575
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,034,718
	8	SHARED VOTING POWER 2,825,660
	9	SOLE DISPOSITIVE POWER 8,034,718
	10	SHARED DISPOSITIVE POWER 2,825,660
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,860,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON* CO, HC

1	NAME OF REPORTING PERSONS COR Equity Income Fund LP S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 27-042-0240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,608
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 13,608
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,608
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON* IV, PN

1	NAME OF REPORTING PERSONS COR Capital LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 27-0420240
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,873,986
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,873,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,873,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS Steven Sugarman S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,873,986
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,873,986
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,873,986
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.0%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS St. Cloud Capital Partners II, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 20-4615136
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,375,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,375,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON* IV, PN

1	NAME OF REPORTING PERSONS SCGP II, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS 20-4571163
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,375,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,375,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS Marshall S. Geller S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 61,050
	8	SHARED VOTING POWER 3,375,000
	9	SOLE DISPOSITIVE POWER 61,050
	10	SHARED DISPOSITIVE POWER 3,375,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,436,050
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.4%
14	TYPE OF REPORTING PERSON* IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements (i) the statement on Schedule 13D filed initially on January 3, 2012 and amended on January 13, 2012 by (A) COR Securities Holdings Inc. (“COR Securities”), (B) COR Capital LLC (“COR Capital”), (C) Steven Sugarman (“Mr. Sugarman”) and (D) COR Equity Income Fund LP (“COR Equity”); and (ii) the statement on Schedule 13D filed initially on January  23, 2006 and amended on September 18, 2006, February 22, 2007, June 22, 2007, April 2, 2008, June 30, 2008, July 12, 2010, January 3, 2012 and January 13, 2012 by (A) St. Cloud Capital Partners II, L.P. (“STCL II”), (B) SCGP II, LLC (“SCGP II”) and (C) Marshall S. Geller (“Mr. Geller”) with respect to the Common Stock, par value $.02 per share (the “Common Stock”) of National Holdings Corporation (the “Issuer”)

Item 5.	Interest in Securities of the Issuer1

Item 5 is hereby amended and restated to read in full as follows:

The percentages used herein are calculated based upon the 20,446,704 Shares issued and outstanding as of August 11, 2011, as reported on the Issuer’s Report on Form 10-Q, as filed on August 15, 2011 with the Securities and Exchange Commission.

(a)
1.   COR Securities may be deemed to be the beneficial owner of 10,860,378 shares of common stock of the Issuer, representing 37.3 % of the outstanding shares of Common Stock, consisting of the following:

●	2,004,083 shares of Common Stock;

●	Warrants to purchase 2,053,005 shares of Common Stock;

●
6,026 shares of Preferred Stock which are convertible into an aggregate of 602,630 shares of Common Stock. The Preferred Stock has no dividend rights, votes on an as-converted basis (less one share) with the Common Stock and has a liquidation preference of $50.00 per share, which is junior in preference only to the holders of the Issuer’s Series A Preferred Stock (which the filers believe have been converted or redeemed on its terms);

●
3,375,000 shares of Common Stock (which consists of shares of Common Stock issuable pursuant to the terms of two 10% Senior Subordinated Convertible Promissory Notes each with an aggregate principal amount of $3,000,000 and one (the “March Note”) dated March 31, 2008 and the other (the “June Note”) dated June 30, 2008 (both such notes, collectively, the NHLD Debt”)).  Pursuant to the terms of a Grant of Preemptive Right dated as of December 27, 2011 and previously filed as Exhibit 2 hereto, STCL II granted to COR Securities a pre-emptive right to purchase the NHLD Debt prior to its maturity (i) any time at a price equal to the face value with accrued interest or (ii) within 15 days of notice at the value of an unsolicited offer that STCL II gives COR Securities notice that it intends to accept.   STCL II will not enter into an agreement to restructure the NHLD Debt prior to February 15, 2012.  On or after February 15, 2012, if STCL

_________________________

1
The conversion prices, and consequent amounts of shares and percentages, deemed beneficially owned as set forth herein are to the best knowledge of the reporting persons based on information obtained from the sellers and the Issuer’s public filings. Such prices may be lower and such amounts may be higher, which differences, if any, will be disclosed by amendment as appropriate.

II intends to enter an agreement to restructure the NHLD Debt, it shall give COR Securities notice thereof, including the material terms, and provide COR Securities 15 days to purchase the NHLD Debt at face value with accrued interest.  Notwithstanding the foregoing, STCL II may, at any time and without notice, enter into an agreement to restructure the NHLD Debt if STCL II determines, in its sole and reasonable discretion, that immediate action, including but not limited to deferral of payment or other changes in terms, is required to preserve the value of the NHLD Debt.

●
Bedford Oak Capital, L.P., Bedford Oak Offshore Ltd., and Bedford Oak Acorn, L.P. (collectively, the “Bedford Oak Funds”) and COR Securities have entered into the Proxy and Voting Agreement dated January 9, 2012 filed as Exhibit 4 hereto (the “Voting Agreement”). The Voting Agreement provides that the Bedford Oak Funds have transferred to COR Securities the right to vote all shares of Common Stock beneficially owned by the Bedford Oak Funds until December 31, 2012. The Voting Agreement was entered into for, among others, the reasons set forth in Item 6 below. As of the date hereof, the Bedford Oak Funds beneficially owns an aggregate of 1,865,660 shares of Common Stock, which shares may be deemed to be beneficially owned by COR Securities.

●
Jack Michael Ferraro and COR Securities have entered into the Proxy and Voting Agreement dated January 13, 2012 filed as Exhibit 5 hereto (the “Voting Agreement”). The Voting Agreement provides that Mr. Ferraro has transferred to COR Securities the right to vote all shares of Common Stock beneficially owned by Mr. Ferraro until December 31, 2012. The Voting Agreement was entered into for, among others, the reasons set forth in Item 6 below. As of the date hereof, Mr. Ferraro beneficially owns an aggregate of 960,000 shares of Common Stock, which shares may be deemed to be beneficially owned by COR Securities.

2.           COR Equity may be deemed to be the beneficial owner of 13,608 shares of Common Stock representing 0.1% of the outstanding shares of Common Stock.

3.           COR Capital may be deemed to be the beneficial owner of 10,873,986 shares of common stock of the Issuer, consisting of the shares described in clauses 1 and 2 above representing 41.0% of the outstanding shares of Common Stock.

4.           Steven Sugarman may be deemed to be the beneficial owner of 10,873,986 shares of common stock of the Issuer, consisting of the shares described in clauses 1 and 2 above representing 41.0% of the outstanding shares of Common Stock.

5.           STCL II may be deemed to be the beneficial owner of 3,375,000 shares of Common Stock (consisting of the shares of Common Stock issuable pursuant to the terms of the NHLD Debt), representing 14.2% of the outstanding shares of Common Stock. The NHLD Debt  bears interest at 10% per annum payable quarterly in arrears, matures four years from the date of issuance, is initially convertible into 1,500,000 shares of Common Stock (for the April Note) and 1,875,000 shares of Common Stock (for the June Note) and is unsecured. The NHLD Debt may be redeemed at the option of the Issuer at 165% of the principal amount of the note plus accrued and unpaid interest if redeemed between March  31, 2011 and March 31, 2012 (for the April Note) and June 30, 2011 and June 30, 2012 (for the June Note). STCL II may convert the note at any time. In addition, the Issuer may force STCL II to convert the note if the market price and trading volume of the Issuer’s Common Stock reaches certain levels as set forth in the NHLD Debt. The

NHLD Debt is automatically prepayable upon the occurrence of a Change of Control (as defined in the NHLD Debt) or at the option of the holder in event of the death, or termination under certain circumstances of the employment, of Mark Goldwasser, the Issuer’s Chairman and Chief Executive Officer.

6.           SCGP II may be deemed to be the beneficial owner of the shares described in clause 5 above representing 14.2% of the outstanding shares of Common Stock.

7.           Marshall Geller is the direct owner of 61,050 shares of Common Stock. Such amount includes 6,300 shares held in Mr. Geller’s IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP II, LLC (the general partner of STCL II), Mr. Geller may be deemed to beneficially own the shares described in clause 5 above, which together with Mr. Geller’s directly-owned shares represents 14.4% of the outstanding shares of Common Stock.

(b)
COR Securities has the power to direct the vote of  10,860,378  shares of Common Stock and the and the power to direct the disposition of 10,860,378 shares of Common Stock, assuming conversion and exercise of all Issuer securities held by it.  In COR Capital’s  capacity as a 34.6% owner of COR Securities, and as the beneficiary of a management agreement with COR Securities conferring certain governance rights on COR Capital, COR Capital may be deemed to beneficially own the 10,860,378 shares of Common Stock deemed beneficially owned by COR Securities.  As the general partner of COR Equity, COR Capital may be deemed to beneficially own the 13,608 shares of Common Stock deemed beneficially owned by COR Equity. As the managing member of COR Capital, Mr. Sugarman may be deemed to beneficially own the 10,860,378 shares of Common Stock deemed beneficially owned by COR Securities and the 13,608 shares of Common Stock deemed beneficially owned by COR Equity.

STCL II has the power to direct the vote of 3,375,000 shares of Common Stock and the power to direct the disposition of 3,375,000 shares of Common Stock, assuming conversion and exercise of all Issuer securities held by it. In SCGP II’s capacity as the general partner of STCL II, SCGP II  may be deemed to beneficially own the 3,375,000 shares of Common Stock beneficially owned by STCL II. In Mr. Geller’s capacity as a co-founder and senior manager of SCGP II, Mr. Geller may be deemed to beneficially own the 3,375,000 shares of Common Stock beneficially owned by STCL II and SCGP II.

Mr. Geller also is the direct beneficial owner of 54,750 shares of Common Stock held in his individual capacity and 6,300 shares of Common Stock held in his IRA.

(c)
Except as set forth in this Amendment, there have been no sales or purchases with respect to the Issuer’s securities effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d)
Each of the Reporting Persons affirms that no person other than the Reporting Persons has the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by such Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following at the end thereof:

As described in Item 5 hereof, Mr. Ferraro and COR Securities have entered into the Voting Agreement. The Voting Agreement provides that Mr. Ferraro has transferred to COR Securities the right to vote all shares of Common Stock beneficially owned by Mr. Ferraro until December 31, 2012. The Voting Agreement was entered into in light of the parties’ mutual belief that: (i) the share price of the Common Stock has declined $0.20 per share as of the date thereof, (ii) the Issuer has entered into several related-party transactions involving members of its current board of directors on terms that are undisclosed, apparently unfair to existing shareholders or designed for the enrichment of a select group of shareholders and/or directors at the expense of the Issuer (see e.g., the Issuer’s Form 8-K filed January 6, 2012), (iii) the Issuer has $6 million of senior debt maturing half on each of March 31, 2012 and June 30, 2012, and appears to be unable to fund such maturities from cash or operations, and therefore is at substantial risk of default if it is unable to recapitalize its balance sheet, (iv) despite the considerable uncertainty about the Issuer’s financial condition, the Issuer has failed to timely file its annual report on Form 10-K with the result of delaying full and complete disclosure of the Issuer’s financial position to its investors, (v) COR Securities made a proposal, expiring January 10, 2012, designed to (A) recapitalize the Issuer with $10 million of new capital, and (B) allow the board of directors to be Sarbanes-Oxley compliant and otherwise comply with requirements for listing the Common Stock on a national exchange, (vi) as disclosed in the Schedule 13D filed by COR on January 3, 2012, the board of directors has failed to timely respond to and/or accept two prior offers made by COR Securities since October 31, 2011, and to date has failed to accept or timely respond to the recent offer, (vii) the financing terms offered by COR Securities to the Issuer are more favorable to the Issuer and all of its stockholders than recent financings made by members of the board of directors and/or their affiliates and provide a long-term solution to the Issuer’s problems of recapitalization and governance, (viii) the Issuer’s alternatives appear to give no assurance that the Issuer will avoid default under its senior debt obligations, (ix) the board of directors appears to have made no other attempt to address the urgent problems before it, and (x) the parties favor COR Securities’ offer and general investment and intentions and have confidence that the governance changes proposed by COR Securities are salutary and necessary for, and in the best interests of, the Issuer and its stockholders.

Item 7.	Material to be Filed as Exhibits

Item 7 is hereby amended to add the following at the end thereof:

Exhibit 5	Voting Agreement dated January 13, 2012 by and among COR Securities and Jack Michael Ferraro

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  January 13, 2012
COR SECURITIES HOLDINGS INC.

By:	/s/Steven Sugarman
Name: Steven Sugarman
Title: Chief Executive Officer

COR CAPITAL LLC

By:	/s/Steven Sugarman
Name: Steven Sugarman
Title: Managing Member

COR EQUITY INCOME FUND LP By: COR CAPITAL LLC, its General Partner

By:	/s/Steven Sugarman
Name: Steven Sugarman
Title: Managing Member

/s/Steven Sugarman
STEVEN SUGARMAN

SIGNATURES (cont’d)

ST. CLOUD CAPITAL PARTNERS II, L.P. By: SCGP II, LLC, its General Partner

By:	/s/Marshall S. Geller
Name: Marshall S. Geller
Title: Managing Member

SCGP II, LLC

By:	/s/Marshall S. Geller
Name: Marshall S. Geller
Title: Managing Member

/s/Marshall S. Geller
MARSHALL S. GELLER